UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of: August 2016

Commission file number: 001-37846

CELLECT BIOTECHNOLOGY LTD.

(Translation of registrant’s name into English)

23 Hata’as Street

Kfar Saba, Israel 44425

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7):   ☐

This report on Form 6-K of the registrant consists of the following documents, which are attached hereto and incorporated by reference herein. The exhibit titled “Cellect Biotechnology Ltd. Immediate Report on Summoning a Special General Meeting” attached hereto as Exhibit 99.1, supersedes the previously furnished Exhibit 99.1 to the registrant’s report on Form 6-K dated August 11, 2016.

Exhibit

99.1	Cellect Biotechnology Ltd. Immediate Report on Summoning a Special General Meeting
99.2	Voting Instruction Form

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Cellect Biotechnology Ltd.
(Registrant)

By:	/s/ Dr. Shai Yarkoni
Name: Dr. Shai Yarkoni Chief Executive Officer

Date: August 17, 2016